USA REAL ESTATE HOLDING COMPANY
1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

March 23, 2010

Securities and Exchange Commission

VIA EDGAR

Re:                      USA Real Estate Holding Company
Reg. Statement No. 333-163064

To the Securities and Exchange Commission:

USA Real Estate Holding Company (the "Registrant"), hereby requests the acceleration of Registrant's Amendment No. 2 to the Registration Statement filed on Form S-11, to March 26 at 1 p.m. ET. or as soon as possible practically thereafter.

This request is being made pursuant to Rule 461 under the Securities Act of 1933, as amended.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

USA Real Estate Holding Company

By:           /s/ Stephen R. Maddox
Stephen R. Maddox
President